Exhibit 99.2

ROGERS COMMUNICATIONS INC.,
as issuer of the Notes,

ROGERS COMMUNICATIONS PARTNERSHIP,
as the Guarantor

and

CIBC MELLON TRUST COMPANY,
as Trustee

SIXTH SUPPLEMENTAL INDENTURE

Dated as of March 21, 2011

to

INDENTURE

Dated as of May 26, 2009

5.34% Senior Notes due 2021

TABLE OF CONTENTS

i

ii

SIXTH SUPPLEMENTAL INDENTURE dated as of March 21, 2011 (this “Supplemental Indenture”), among Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (hereinafter called the “Company”), Rogers Communications Partnership, an Ontario partnership (hereinafter called the “Guarantor”) and CIBC Mellon Trust Company, a trust company existing and licensed under the federal laws of Canada, as trustee (hereinafter called the “Trustee”).

WHEREAS, the Company and the Trustee are parties to an indenture dated as of May 26, 2009 (as the same may from time to time be supplemented or amended (other than by a Series Supplement), the “Indenture”);

WHEREAS, the Company and the Trustee have previously entered into (i) a Series Supplement dated as of May 26, 2009 pursuant to which the Company issued $1,000,000,000 aggregate principal amount of 5.80% Senior Notes Due 2016; (ii) a Series Supplement dated as of November 4, 2009 pursuant to which the Company issued $500,000,000 aggregate principal amount of 5.38% Senior Notes Due 2019; (iii) a Series Supplement dated as of November 4, 2009 pursuant to which the Company issued $500,000,000 aggregate principal amount of 6.68% Senior Notes Due 2039; (iv) a Series Supplement dated as of August 25, 2010 pursuant to which the Company issued $800,000,000 aggregate principal amount of 6.11% Senior Notes Due 2040; and (v) a Series Supplement dated as of September 29, 2010 pursuant to which the Company issued $900,000,000 aggregate principal amount of 4.70% Senior Notes Due 2020;

WHEREAS, the Company and the Trustee are concurrently with this Supplemental Indenture entering into a Series Supplement dated as of the date hereof pursuant to which the Company will be issuing $400,000,000 aggregate principal amount of 6.56% Senior Notes Due 2041;

WHEREAS, Article Two and Section 801 of the Indenture provide, among other things, that, without the consent of any Holders, the Company and the Trustee may enter into a supplement to the Indenture for the purposes of establishing the form, terms and conditions applicable to the Securities of any Series which the Company wishes to issue under the Indenture;

WHEREAS, the Company desires to establish the form, terms and conditions of a Series of Securities and has requested the Trustee to enter into this Supplemental Indenture for such purpose;

WHEREAS, the Trustee has received an Officers’ Certificate and an Opinion of Counsel of the Company, in each case complying with Section 103 of the Indenture; and

WHEREAS, pursuant to the Indenture, the Board of Directors has duly authorized the establishment of the 5.34% Senior Notes due 2021 of the Company (the “Notes”) with the form, terms and conditions as hereinafter set forth;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties hereto, the parties hereto agree, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE ONE
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 101.  DEFINITIONS.

Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

“Attributable Debt” means, as of the date of its determination, the present value (discounted semi-annually at the interest rate implicit in the terms of the lease) of the obligation of a lessee for rental payments pursuant to any Sale and Leaseback Transaction (reduced by the amount of the rental obligations of any sublessee of all or part of the same property) during the remaining term of such Sale and Leaseback Transaction (including any period for which the lease relating thereto has been extended), such rental payments not to include amounts payable by the lessee for maintenance and repairs, insurance, taxes, assessments and similar charges and for contingent rates (such as those based on sales); provided, however, that in the case of any Sale and Leaseback Transaction in which the lease is terminable by the lessee upon the payment of a penalty, Attributable Debt shall mean the lesser of the present value of (i) the rental payments to be paid under such Sale and Leaseback Transaction until the first date (after the date of such determination) upon which it may be so terminated plus the then applicable penalty upon such termination and (ii) the rental payments required to be paid during the remaining term of such Sale and Leaseback Transaction (assuming such termination provision is not exercised).

“Canada Yield Price” means in respect of any redemption of the Notes, a price, as determined by the Independent Investment Bankers, equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the Redemption Date on a semi-annual basis (assuming a 365-day year) at the Government of Canada Yield plus 46 basis points.

“Company” means the Person named as the “Company” in the first paragraph of this Supplemental Indenture, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Company” shall mean such successor Person.  To the extent necessary to comply with the requirements of the provisions of the Trust Indenture Legislation as they are applicable to the Company, the term “Company” shall include any other obligor with respect to the Notes for the purposes of complying with such provisions.

“Consolidated Net Tangible Assets” means the Consolidated Tangible Assets of any Person, less such Person’s current liabilities.

“Consolidated Tangible Assets” means the Tangible Assets of any Person after eliminating inter-company items, determined on a Consolidated basis in accordance with GAAP including appropriate deductions for any minority interest in Tangible Assets of such Person’s Restricted Subsidiaries.

“Disqualified Stock” means any Capital Stock of the Company or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Notes for cash or securities constituting Debt; provided that shares of Preferred Stock of the Company or any Restricted Subsidiary that are issued with the benefit of provisions requiring a change in control offer to be made for such shares in the event of a change in control of the Company or of such Restricted Subsidiary, which provisions have substantially the same effect as the relevant provisions of Sections 401 and 404 herein, shall not be deemed to be “Disqualified Stock” solely by virtue of such provisions.  For purposes of this definition, the term “Debt” includes Inter-Company Subordinated Debt.

“Excluded Assets” means (i) all assets of any Person other than the Company or a Restricted Subsidiary; (ii) Investments in the Capital Stock of an Unrestricted Subsidiary held by the Company or a Restricted Subsidiary; (iii) any Investment by the Company or a Restricted Subsidiary to the extent paid for with cash or other property that constitutes Excluded Assets or Excluded Securities, so long as at the time of acquisition thereof and after giving effect thereto there exists no Default or Event of Default; and (iv) proceeds of the sale of any Excluded Assets or Excluded Securities received by the Company or any Restricted Subsidiary from a Person other than the Company or a Restricted Subsidiary.

“Excluded Securities” means any Debt, Preferred Stock or Common Stock issued by the Company, or any Debt or Preferred Stock issued by any Restricted Subsidiary, in either case to an Affiliate thereof other than the Company or a Restricted Subsidiary, provided that, at all times, such Excluded Securities shall:

(i) in the case of Debt not owed to the Company or a Restricted Subsidiary, constitute Inter-Company Subordinated Debt;

(ii) in the case of Debt, not be guaranteed by the Company or any Restricted Subsidiary unless such guarantee shall constitute Inter-Company Subordinated Debt;

(iii) in the case of Debt, not be secured by any assets or property of the Company or any Restricted Subsidiary;

(iv) in the case of Debt or Preferred Stock, provide by its terms that interest or dividends thereon shall be payable only to the extent that, after giving effect to any such payment, no Default or Event of Default shall have occurred and be continuing; and

(v) in the case of Debt or Preferred Stock, provide by its terms that no payment (other than payments in the form of Excluded Securities) on account of principal (at maturity, by operation of sinking fund or mandatory redemption or otherwise) or other payment on account of redemption, repurchase, retirement or acquisition of such Excluded Security shall be permitted until the earlier of (x) the Maturity Date of the Notes or (y) the date on which all principal of, premium, if any, and interest on the Notes shall have been duly paid or provided for in full.

“Existing Notes” means any of the 7.25% Senior Notes Due 2012, 7.875% Senior Notes Due 2012, 6.25% Senior Notes Due 2013, 6.375% Senior Notes Due 2014, 5.50% Senior Notes Due 2014, 7.50% Senior Notes Due 2015, 6.75% Senior Notes Due 2015, 5.80% Senior Notes Due 2016, 6.80% Senior Notes Due 2018, 5.38% Senior Notes Due 2019, 4.70% Senior Notes Due 2020, 8.75% Senior Debentures Due 2032, 7.50% Senior Notes Due 2038, 6.68% Senior Notes Due 2039, 6.11% Senior Notes Due 2040 or 6.56% Senior Notes Due 2041, in each case for which the Company is a co-obligor or obligor, as applicable.

“Fitch” means Fitch Ratings Ltd. or any successor to the rating agency business thereof.

“Government of Canada Yield” means, with respect to any Redemption Date, the arithmetic average of the respective yields determined by the Independent Investment Bankers to be the bid-side yield to maturity on the third Business Day preceding the Redemption Date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to maturity of the Notes to be redeemed from such day as quoted by the Independent Investment Bankers at 10:00 a.m. on such day.

“Guarantor” has the meaning set forth in the first paragraph of this Supplemental Indenture.

“Indenture” has the meaning set forth in the recitals of this Supplemental Indenture.

“Independent Investment Bankers” means RBC Dominion Securities Inc. and Scotia Capital Inc. or their successors; provided, however, that if one or both of the Independent Investment Bankers shall cease to be a primary Canadian Government securities dealer in Toronto, Ontario, the Company shall substitute for it one or more other primary Canadian Government securities dealers in Toronto, Ontario.

“Investment” means (i) directly or indirectly, any advance, loan or capital contribution to, the purchase of any stock, bonds, notes, debentures or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or making of any investment in any Person, (ii) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary and (iii) the transfer of any assets or properties from the Company or a Restricted Subsidiary to any Unrestricted Subsidiary, other than the transfer of assets or properties made in the ordinary course of business.  Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by S&P, Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by Fitch.

“Issue Date” means March 21, 2011, the initial issue date of the Notes.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Tangible Assets” means the Tangible Assets of any Person, less such Person’s current liabilities.

“Notes” has the meaning set forth in the recitals of this Supplemental Indenture.

“Permitted Liens” means any of the following Liens

(i) Liens for taxes, rates and assessments not yet due or, if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by the Company or any of the Restricted Subsidiaries (as applicable); and Liens for the excess of the amount of any past due taxes for which a final assessment has not been received over the amount of such taxes as estimated and paid;

(ii) the Lien of any judgment rendered which is being contested diligently and in good faith by appropriate proceedings by the Company, or any of the Restricted Subsidiaries, as the case may be, and which does not have a material adverse effect on the ability of the Company and the Restricted Subsidiaries to operate the business or operations of the Company;

(iii) Liens on Excluded Assets;

(iv) pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases or deposits of cash or bonds or other direct obligations of the United States, Canada or any Canadian province to secure surety or appeal bonds or deposits as security for contested taxes or import duties or for the payment of rents;

(v) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens, or other liens arising out of judgments or awards with respect to which an appeal or other proceeding for review is being prosecuted (and as to which any foreclosure or other enforcement proceeding shall have been effectively stayed);

(vi) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings (and as to which foreclosure or other enforcement proceedings shall have been effectively stayed);

(vii) Liens in favor of issuers of surety bonds issued in the ordinary course of business;

(viii) minor survey exceptions, minor encumbrances, easements or reservations of or rights of others for rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of the Person incurring them or the ownership of its properties which were not incurred in connection with Debt or other extensions of credit and which do not in the aggregate materially detract from the value of such properties or materially impair their use in the operation of the business of such Person;

(ix) Liens in favor of Bell Canada (or any successor) under any partial system agreement or related agreement providing for the construction and installation by Bell Canada of cables, attachments, connectors, support structures, closures and other equipment in accordance with the plans and specifications of the Company or any Restricted Subsidiary and the lease by Bell Canada of such equipment to the Company or any Restricted Subsidiary in accordance with tariffs published by Bell Canada from time to time as approved by regulatory authorities, the absence of which would materially and adversely affect the Company and its Restricted Subsidiaries considered as a whole; and

(x) any other Lien existing on the Issue Date.

“Principal Property” means, as of any date of determination, any land, land improvements or building (and associated factory, laboratory, office and switching equipment (excluding all products marketed by the Company or any of its Subsidiaries)) constituting a manufacturing, development, warehouse, service, office or operating facility owned by or leased to the Company or a Restricted Subsidiary, located within Canada and having an acquisition cost plus capitalized improvements in excess of 0.25% of Consolidated Net Tangible Assets of the Company as of such date of determination, other than any such property (i) which the Board of Directors determines is not of material importance to the Company and its Restricted Subsidiaries taken as a whole, (ii) which is not used in the ordinary course of business or (iii) in which the interest of the Company and all its Subsidiaries does not exceed 50%.

“Rating Agencies” means S&P, Moody’s and Fitch, and each of such Rating Agencies is referred to individually as a “Rating Agency”.

“Rating Date” means the date which is 90 days prior to the earlier of (i) a Change in Control and (ii) public notice of the occurrence of a Change in Control or of the intention of the Company to effect a Change in Control.

“Rating Decline” means the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change in Control or of the intention by the Company to effect a Change in Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (i) in the event the Notes are assigned an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the Notes by at least two of the three Rating Agencies shall be below an Investment Grade Rating; or (ii) in the event the Notes are rated below an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the Notes by at least two of the three Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property (whether such Principal Property is now owned or hereafter acquired) that has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person, other than (i) temporary leases for a term, including renewals at the option of the lessee, of not more than three years, (ii) leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries and (iii) leases of Principal Property executed by the time of, or within 180 days after the latest of, the acquisition, the completion of construction or improvement (including any improvements on property which will result in such property becoming Principal Property), or the commencement of commercial operation of such Principal Property.

“Secured Debt” means:

(a) Debt of the Company or any Restricted Subsidiary secured by any Lien upon any Principal Property or the stock or Debt of a Restricted Subsidiary  (other than a Restricted Subsidiary that guarantees the payment obligations of the Company under the Notes); or

(b) any conditional sale or other title retention agreement covering any Principal Property or Restricted Subsidiary;

but does not include any Debt secured by any Lien or any conditional sale or other title retention agreement:

(1) incurred or entered into on or after the Issue Date to finance the acquisition, improvement or construction of such property and either secured by Purchase Money Obligations or Liens placed on such property within 180 days of acquisition, improvement or construction and securing Debt not to exceed 2.5% of the Company’s Consolidated Net Tangible Assets at any time outstanding;

(2) on Principal Property or the stock or Debt of Restricted Subsidiaries and existing at the time of acquisition of the property, stock or Debt;

(3) owing to the Company or any other Restricted Subsidiary; or

(4) existing at the time a corporation or other Person becomes a Restricted Subsidiary;

each of the foregoing being referred to as “Exempted Secured Debt”.

“Tangible Assets” means, at any date, the gross book value as shown by the accounting books and records of any Person of all its property both real and personal, less (i) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (ii) unamortized Debt discount and expenses, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which in accordance with GAAP should be provided in connection with the business conducted by such Person.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Supplemental Indenture, until a successor shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Trustee” shall mean such successor Trustee.

SECTION 102.  OTHER DEFINITIONS.

DEFINED TERM	DEFINED IN SECTION

Change in Control	401
Change in Control Offer	404(a)
Change in Control Purchase Date	404(a)
Change in Control Purchase Notice	404(b)
Change in Control Purchase Price	404(a)
Change in Control Triggering Event	401
Edward S. Rogers	401
Family Percentage Holding	401
Guarantee	701(a)
Guaranteed Obligations	701(a)
Maturity Date	301
Member of the Rogers Family	401
Permitted Residuary Beneficiary	401
Perpetuity Date	401
Qualifying Trust	401
Spouse	401
Successor Guarantor	703

SECTION 103.  EFFECT OF SUPPLEMENTAL INDENTURE.

Upon the execution and delivery of this Supplemental Indenture by the Company, the Guarantor and the Trustee, the Indenture shall be supplemented and amended in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes; provided, however, that except as otherwise provided herein, the provisions of this Supplemental Indenture shall be applicable, and the Indenture is hereby supplemented and amended as specified herein, solely with respect to the Notes and not with respect to any other Securities previously issued or to be issued under the Indenture.  In the event of a conflict between any provisions of the Indenture and this Supplemental Indenture, the relevant provision or provisions of this Supplemental Indenture shall govern.

SECTION 104.  INDENTURE REMAINS IN FULL FORCE AND EFFECT.

Except as supplemented or amended hereby, all other provisions in the Indenture, to the extent not inconsistent with the terms and provisions of this Supplemental Indenture, shall remain in full force and effect.

SECTION 105.  INCORPORATION OF INDENTURE.

All the provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as supplemented and amended by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument; provided, however, that the provisions of this Supplemental Indenture are expressly and solely for the benefit of the Holders of the Notes.

SECTION 106.  COUNTERPARTS.

This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 107.  EFFECT OF HEADINGS AND TABLE OF CONTENTS.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.  Unless otherwise expressly specified, references in this Supplemental Indenture to specific Article numbers or Section numbers refer to Articles and Sections contained in this Supplemental Indenture, and not the Indenture or any other document.

SECTION 108.  SUCCESSORS AND ASSIGNS.

All covenants and agreements in this Supplemental Indenture by the Company and the Guarantor shall bind their respective successors and permitted assigns (if any), whether so expressed or not.  All covenants and agreements of the Trustee in this Supplemental Indenture shall bind its successors and permitted assigns (if any), whether so expressed or not.

SECTION 109.  SEPARABILITY CLAUSE.

In case any provision in this Supplemental Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 110.  BENEFITS OF SUPPLEMENTAL INDENTURE.

Nothing in this Supplemental Indenture or in the Notes, express or implied, shall give to any Person (other than the parties hereto, any Paying Agent and any Security Registrar, and their successors hereunder, and the Holders) any benefit or any legal or equitable right, remedy or claim under this Supplemental Indenture or in respect of the Notes.

SECTION 111.  GOVERNING LAW.

This Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.  This Supplemental Indenture shall be subject to the provisions of Trust Indenture Legislation that are required or deemed to be part of this Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.

ARTICLE TWO
FORM OF THE NOTES

SECTION 201.  FORMS GENERALLY.

The Notes and the Trustee’s certificate of authentication shall be in substantially the forms set forth in this Article, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Supplemental Indenture, or as may reasonably be required by the Depositary and are not prejudicial to the beneficial holders of the Notes, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officers executing such Notes, as evidenced by their execution of the Notes (but which shall not affect the rights or duties of the Trustee).  Any portion of the text of any Note may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Note.

The definitive Notes shall be printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner permitted by the rules of the Depositary or any securities exchange on which the Notes may be listed, all as determined by the officers executing such Notes, as evidenced by their execution of such Notes.

The Notes shall be in registered form and shall initially be registered in the name of the Depositary or its nominee.  The Notes shall be issued initially as Book-Entry Securities in the form of one or more Global Securities substantially in the form set forth in this Article delivered to the Depositary or a nominee thereof as custodian therefor and held by the Depositary or a nominee thereof for the applicable Clearing Agency Participants, and duly executed by the Company and authenticated by the Trustee as hereinafter provided.  The Depositary for such Global Securities shall be CDS.  The aggregate principal amount of the Global Securities may from time to time be increased or decreased by adjustments made on the records of the Depositary or its nominee, or of the Trustee, as custodian for the Depositary or its nominee, as hereinafter provided.

SECTION 202.  FORM OF FACE OF NOTE.

The Notes and the Trustee’s certificate of authentication to be endorsed thereon are to be substantially in the form provided for in this Section 202 and Sections 203 and 204:

[Note: Insert if CDS is Depositary – UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO THE COMPANY (HEREINAFTER REFERRED TO) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.]

[Note: Insert if a Global Security – THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE BASE INDENTURE (HEREINAFTER REFERRED TO).  THIS NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE BASE INDENTURE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO THE INDENTURE, (II) THIS NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 207(B) OF THE BASE INDENTURE, (III) THIS NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 211 OF THE BASE INDENTURE AND (IV) EXCEPT AS OTHERWISE PROVIDED IN SECTION 207(B) OF THE BASE INDENTURE, THIS SECURITY MAY BE TRANSFERRED, IN WHOLE BUT NOT IN PART, ONLY (X) BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY, (Y) BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR (Z) BY THE DEPOSITARY OR ANY NOMINEE TO A SUCCESSOR DEPOSITARY OR TO A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.]

ROGERS COMMUNICATIONS INC.

5.34% SENIOR NOTES DUE 2021

No. ■	CUSIP: 775109AS0
ISIN: CA775109AS07

Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (herein called the “Company”, which term includes any successor entity under the Indenture hereinafter referred to), for value received, hereby promises to pay to [CDS & CO.][■] or registered assigns, the principal sum of ____________ Canadian dollars (or such other amount that may from time to time be indicated on the records of the Depositary as the result of increases or decreases by adjustments made on the records of the Depositary, in accordance with the rules and procedures of the Depositary) on March 22, 2021, at the office or agency of the Company referred to below, and to pay interest thereon in arrears, semi-annually on March 22 and September 22 in each year (each herein called an “Interest Payment Date”) in equal installments, except for the first interest payment in the amount of $38,927,136.99 payable on September 22, 2011, which interest shall accrue from and including March 21, 2011 or, if interest has already been paid or duly provided for, from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 5.34% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay interest on any overdue interest at the rate borne by the Notes from the date of the Interest Payment Date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for.  The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the March 7 or September 7 (whether or not a Business Day), as the case may be, immediately preceding such Interest Payment Date.  Any such interest not so punctually paid or duly provided for, and interest on such Default Interest, at the interest rate borne by the Notes, to the extent lawful, shall forthwith cease to be payable to the Holder on such Regular Record Date, and may be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Default Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and interest on this Note will be made at the office or agency of the Company maintained for that purpose in the City of Toronto (which initially shall be the Corporate Trust Office of the Trustee), and if the Company shall designate and maintain an additional office or agency for such purpose, also at such additional office or agency, in Canadian dollars; provided, however, that payment of interest may be made at the option of the Company by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register; provided, further, that all payments of the principal of (and premium, if any) and interest on Notes, the Holders of which have given wire transfer instructions to the Company or the Paying Agent at least 10 Business Days prior to the applicable payment date and hold at least Cdn$1,000,000 in principal amount of Notes, will be required to be made by wire transfer of immediately available funds to the accounts specified by such Holders in such instructions. Any such wire transfer instructions received by the Company or the Paying Agent shall remain in effect until revoked by such Holder. Notwithstanding the foregoing, the final payment of principal shall be payable only upon surrender of this Note to the Paying Agent.

For any interim period, interest on this Note shall be computed on the basis of a 365-day year, based on the number of days elapsed in the period.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated:

ROGERS COMMUNICATIONS INC.

By

Name:
Title:

By

Name:
Title:

SECTION 203.  FORM OF REVERSE OF NOTE.

This Note is one of a duly authorized issue of securities of the Company designated as its 5.34% Senior Notes due 2021 (herein called the “Notes”), which may be issued under an indenture (as the same may from time to time be supplemented or amended (other than by a Series Supplement), herein called the “Base Indenture”) dated as of May 26, 2009 between the Company and CIBC Mellon Trust Company, as trustee (herein called the “Trustee”, which term includes any successor trustee thereunder), as supplemented and amended by the Sixth Supplemental Indenture dated as of March 21, 2011 among the Company, Rogers Communications Partnership, an Ontario partnership (the “Guarantor”), and the Trustee (herein called the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), to which the Indenture reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Guarantor, the Trustee and the Holders of the Notes, and of the terms upon which the Notes are, and are to be, authenticated and delivered.

On or before each Interest Payment Date, the Company shall deliver or cause to be delivered to the Trustee or the Paying Agent an amount in Canadian dollars sufficient to pay the amount due on such payment date.

To guarantee the due and punctual payment of the principal and interest on the Notes and all other amounts payable by the Company under the Indenture and the Notes when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, the Guarantor has fully and unconditionally guaranteed the Guaranteed Obligations on an unsecured, unsubordinated basis pursuant to the terms of the Indenture.

The Notes will be subject to redemption upon not less than 30 nor more than 60 days’ prior notice by first-class mail, at any time, as a whole or in part, in amounts of Cdn$1,000 or any integral multiple thereof, at the option of the Company, at a Redemption Price equal to the greater of: (1) 100% of the principal amount of the Notes to be redeemed, and (2) the Canada Yield Price, in each case plus accrued interest thereon to the Redemption Date.

In the case of any redemption of Notes, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of record of such Notes, or one or more Predecessor Securities, at the close of business on the relevant Regular Record Date referred to on the face hereof. Notes (or portions thereof), for whose redemption and payment provision is made in accordance with the Indenture, shall cease to bear interest from and after the Redemption Date.  In the event of redemption of this Note in part only, a replacement Note or Notes for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

If an Event of Default (other than an Event of Default resulting from a Change in Control Triggering Event which is cured in accordance with Section 404 of the Supplemental Indenture by the making and consummation of a Change in Control Offer) shall occur and be continuing, the principal amount of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

In addition, it shall be an Event of Default under the Indenture if a Change in Control Triggering Event occurs on or prior to the Maturity of the Notes. Following such an Event of Default the principal amount of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture unless the Company (or a third party) offers, within 20 Business Days after the occurrence of such Event of Default, to purchase the Notes and purchases the Notes for the Change in Control Purchase Price in cash on the date that is 40 Business Days after the occurrence of the Change in Control Triggering Event from a Holder who delivers and does not withdraw a Change in Control Purchase Notice. Holders have the right to withdraw any Change in Control Purchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the terms and provisions of the Indenture.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company on this Note and (b) certain restrictive covenants and the related Defaults and Events of Default, upon compliance by the Company with certain conditions set forth therein, which provisions apply to this Note.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Notes at the time Outstanding, on behalf of the Holders of all the Notes, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Note at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable on the Security Register, upon surrender of this Note for registration of transfer at the Corporate Trust Office of the Trustee or any other office or agency of the Company designated pursuant to the Indenture duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or its attorney duly authorized in writing, and thereupon one or more replacement Notes of any authorized denomination or denominations, of a like aggregate principal amount and containing identical terms and provisions, will be issued to the designated transferee or transferees.

The Notes are issuable only in registered form without coupons in denominations of Cdn$1,000 or any integral multiple thereof.

No service charge shall be made for any registration of transfer or exchange or redemption of Notes, but the Company may require payment of a sum sufficient to pay all documentary, stamp or similar issue or transfer taxes or other governmental charges payable in connection with any registration of transfer or exchange.

Prior to the time of due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes except as otherwise provided, whether or not this Note be overdue, and neither the Company, the Trustee nor any agent shall be affected by notice to the contrary.

All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

SECTION 204.  FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION.

TRUSTEE’S CERTIFICATE OF AUTHENTICATION CIBC Mellon Trust Company, as Trustee, certifies that this is one of the Notes referred to in the within-mentioned Indenture.

CIBC Mellon Trust Company

By
Authorized Signing Officer

ARTICLE THREE
THE NOTES

SECTION 301.  TITLE AND TERMS.

The Notes shall be known and designated as the “5.34 % Senior Notes due 2021” of the Company.  The entire unpaid principal amount of each Note shall become due and payable to the Holder thereof on March 22, 2021 (the “Maturity Date”).  Interest shall accrue on the aggregate unpaid principal amount of each Note at a rate of interest equal to 5.34% per annum from March 21, 2011 or, if interest has been paid or duly provided for, the most recent Interest Payment Date to which interest has been paid or duly provided for.  Such interest shall be payable semi-annually on March 22 and September 22 in each year (each an Interest Payment Date for purposes of this Supplemental Indenture), in equal installments, except for the first interest payment in the amount of $38,927,136.99 payable on September 22, 2011, until the principal thereof is paid or duly provided for.  Interest on the Notes shall be payable in arrears.  The Regular Record Date for the interest payable on any Interest Payment Date shall be the March 7 or September 7 (whether or not a Business Day), as the case may be, immediately preceding such Interest Payment Date.  To the extent lawful, interest shall accrue on any overdue interest at the rate borne by the Notes from the date of the Interest Payment Date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for and such Default Interest shall be payable at the times and on the terms provided for in the Indenture.

An unlimited aggregate principal amount of the Notes may be authenticated and delivered under this Supplemental Indenture (of which Cdn$1,450,000,000 is being issued, authenticated and delivered on the date hereof), including Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 204, 205, 206, 207, 208, 806, 1008 or 1009 of the Indenture and Section 404 hereof.  Additional Notes ranking pari passu with the Securities issued on the date hereof may be created and issued under the Indenture from time to time by the Company without notice to or consent of the Holders, subject to the Company complying with any applicable provision of the Indenture.  Any additional Notes created and issued shall have the same terms and conditions as the Notes initially issued, except for their date of issue, issue price and first Interest Payment Date, and shall be consolidated with and form a single Series with the Notes initially issued.

The Notes shall be unsecured, unsubordinated obligations of the Company ranking pari passu with any other present or future unsecured, unsubordinated obligations of the Company.

The Notes shall be denominated in, and all principal of, and interest and premium (if any) on, the Notes shall be payable in Canadian dollars.

The Notes may be redeemed at the option of the Company at the prices, at the times and on such other terms and conditions as are specified in the form of the Note in Article Two hereof.  The Company shall not be obligated to redeem, purchase or repay the Notes pursuant to any sinking fund or analogous provisions or at the option of a Holder of the Notes except as provided in Article Six hereof.

The Notes shall be subject to the covenants (and the related definitions) set forth in Articles Seven and Nine of the Indenture and, except as otherwise provided herein, to any other covenant in the Indenture, and to the defeasance and discharge provisions set forth in Article Three thereof.

Certain obligations of the Company under the Notes shall be fully and unconditionally guaranteed by the Guarantor to the extent set forth in Article Seven hereof.

SECTION 302.  DENOMINATIONS.

The Notes shall be issuable only in fully registered form without coupons and in denominations of Cdn$1,000 or an integral multiple thereof.

SECTION 303.  NOTES TO BE SECURED IN CERTAIN EVENTS.

If, upon any consolidation or amalgamation of the Company or the Guarantor, as applicable, with or merger of the Company or the Guarantor, as applicable, into any other Person, or upon any conveyance, transfer, lease or disposition of the properties and assets of the Company or the Guarantor, as applicable, substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions), in each case in accordance with Section 701 of the Indenture, in the case of the Company, or Section 703 of this Supplemental Indenture, in the case of the Guarantor, any property or asset of the Company or of any Subsidiary, would thereupon become subject to any Lien, then, unless such Lien could be created pursuant to Section 502 without equally and ratably securing the Notes, the Company or the Guarantor, as applicable, prior to or simultaneously with such consolidation, amalgamation, merger, conveyance, transfer, lease or disposition, will, as to such property or asset, secure the Notes Outstanding hereunder (together with, if the Company or the Guarantor shall so determine, any other Debt of the Company or the Guarantor now existing or hereafter created which is not subordinate to the Notes) equally and ratably with (or prior to) the Debt which upon such consolidation, amalgamation, merger, conveyance, transfer, lease or disposition is to become secured as to such property or asset by such Lien, or will cause such Notes to be so secured.

ARTICLE FOUR

REMEDIES UPON CHANGE IN CONTROL

SECTION 401.  ADDITIONAL EVENT OF DEFAULT.

In addition to the Events of Default set forth in Section 401 of the Indenture, “Event of Default”, wherever used herein and in the Indenture with respect to the Notes, includes the occurrence of a Change in Control Triggering Event (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body).

Under this Supplemental Indenture, a “Change in Control Triggering Event” is deemed to occur upon both a Change in Control and a Rating Decline with respect to the Notes.

A “Change in Control” means (i) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of the Company) the result of which is that any Person or group of Persons (as the term “group” is used in Rule 13d-5 of the United States Securities Exchange Act of 1934, as amended and as in force at the date hereof), other than Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more Members of the Rogers Family, acquires, directly or indirectly, more than 50% of the total voting power of all classes of Voting Shares of the Company or (ii) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of the Company) the result of which is that any Person or group of Persons, other than (A) Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more Members of the Rogers Family or (B) for so long as the only primary beneficiaries of a Qualifying Trust established under the last will and testament of Edward S. Rogers are one or more persons referred to in clause (i) of the definition of “Member of the Rogers Family” or the Spouse, for the time being and from time to time, of the issue (including individuals adopted by such Persons, provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals) of any person described in subclause (i)(b) or (c) of the definition of “Member of the Rogers Family”, any Person designated by the trustees of such Qualifying Trust to exercise voting rights attaching to any shares held by such trustees, has elected to the Board of Directors such number of its or their nominees so that such nominees so elected shall constitute a majority of the number of the directors comprising the Board of Directors; provided that to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clause (i) or (ii) above to become effective under applicable law, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“Member of the Rogers Family” means (i) such of the following persons as are living at the date of this Supplemental Indenture or are born after the date of this Indenture and before the Perpetuity Date: (a)  the widow, if any, of Edward S. Rogers (who was born on May 27, 1933, such individual being hereinafter referred to as “Edward S. Rogers”); (b) the issue of Edward S. Rogers; (c) Ann Taylor Graham Calderisi, the half-sister of Edward S. Rogers, and the issue of Ann Taylor Graham Calderisi; (d) individuals adopted by Edward S. Rogers or any of the persons described in subclauses (a) or (b) of this clause (i), provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals; provided that if any person is born out of wedlock he shall be deemed not to be the issue of another person for the purposes hereof unless and until he is proven or acknowledged to be the issue of such person and; (ii) the trustees of any Qualifying Trust, but only to the extent of such Qualifying Trust’s Family Percentage Holding of voting securities or rights to control or direct the voting securities of the Company at the time of the determination.

“Family Percentage Holding” means the aggregate percentage of the securities held by a Qualifying Trust representing, directly or indirectly, an interest in voting securities or rights to control or direct the voting securities of the Company, that it is reasonable, under all the circumstances, to regard as being held beneficially for Qualified Persons (or any class consisting of two or more Qualified Persons); provided always that in calculating the Family Percentage Holding (A) in respect of any power of appointment or discretionary trust capable of being exercised in favor of any of the Qualified Persons such trust or power shall be deemed to have been exercised in favor of Qualified Persons until such trust or power has been otherwise exercised; (B) where any beneficiary of a Qualifying Trust has assigned, transferred or conveyed, in any manner whatsoever, his or her beneficial interest to another person, then, for the purpose of determining the Family Percentage Holding in respect of such Qualifying Trust, the person to whom such interest has been assigned, transferred or conveyed shall be regarded as the only person beneficially interested in the Qualifying Trust in respect of such interest but in the case where the interest is so assigned, transferred or conveyed is an interest in a discretionary trust or is an interest which may arise as a result of the exercise in favor of the assignor of a discretionary power of appointment and such discretionary trust or power of appointment is also capable of being exercised in favor of persons described in clause (i) of the definition of “Member of the Rogers Family”, such discretionary trust or power shall be deemed to have been so exercised in favor of Qualified Persons until it has in fact been exercised; and (C) the interest of any Permitted Residuary Beneficiary shall be ignored until its interest has indefeasibly vested.

“Permitted Residuary Beneficiary” means any person who is a beneficiary of a Qualifying Trust and, under the terms of the Qualifying Trust, is entitled to distributions out of the capital of such Qualifying Trust only after the death of all of the Qualified Persons who are beneficiaries of such Qualifying Trust.

“Perpetuity Date” means the date that is 21 years, less one day, from the date of the death of the last survivor of the individuals described in subclause (i)(a), (b), (c) or (d) of the definition of “Member of the Rogers Family”, who are living at the date of this Indenture.

“Qualifying Trust” means a trust (whether testamentary or inter vivos) any beneficiary of which is a person referred to in clause (i) of the definition of “Member of the Rogers Family” or the Spouse, for the time being and from time to time, of the issue (including individuals adopted by such Persons, provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals) of any person described in subclause (i)(b) or (c) of the definition of “Member of the Rogers Family”, provided that such Spouse is living at the date of this Indenture or is born after the date of this Indenture and before the Perpetuity Date (all such persons being hereafter referred to as “Qualified Persons”).

“Spouse” means, in relation to any person, a person who is legally married to that person and includes a widow or widower of that person, notwithstanding remarriage.

SECTION 402.  ACCELERATION OF MATURITY; RESCISSION AND ANNULMENT.

If a Change in Control Triggering Event occurs and is continuing and the Company (or a third party) fails in any material respect to comply with any of the provisions of Section 404 hereof, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then Outstanding may declare the principal of all such Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal shall become immediately due and payable.

SECTION 403.  WAIVER OF PAST DEFAULTS.

Notwithstanding Section 413 of the Indenture, the Holders of Notes may not waive any past Default or Event of Default arising from a Change in Control Triggering Event by providing a written notice of a Holder Direction to the Trustee.  Any such Default or Event of Default may be waived only with the consent of the Holder of each Outstanding Note.

SECTION 404.  CHANGE IN CONTROL OFFER.

(a)  The Notes may not be accelerated pursuant to Section 402 hereof following an Event of Default arising from a Change in Control Triggering Event and such Event of Default shall be cured if the Company complies with the provisions of this Section 404.  If the Company elects to cure such Event of Default, within 20 Business Days of the occurrence of an Event of Default arising from a Change in Control Triggering Event, (i) the Company shall notify the Trustee in writing of the occurrence of the Change in Control Triggering Event and shall make an offer to purchase (the “Change in Control Offer”) all outstanding Notes properly tendered at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest thereon to the Change in Control Purchase Date (as hereinafter defined) (the “Change in Control Purchase Price”) on the date that is 40 Business Days after the occurrence of the Change in Control Triggering Event (the “Change in Control Purchase Date”), (ii) the Trustee shall mail a copy of the Change in Control Offer to each Holder and (iii) the Company shall cause a notice of the Change in Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and CNW Group Ltd. (Canada News Wire) or a similar news service in Canada.  The Change in Control Offer shall remain open from the time such offer is made until the Change in Control Purchase Date.  The Trustee shall be under no obligation to ascertain the occurrence of a Change in Control Triggering Event or to give notice with respect thereto other than as provided above upon receipt of a Change in Control Offer from the Company.  The Trustee may conclusively assume, in the absence of receipt of a Change in Control Offer from the Company, that no Change in Control Triggering Event has occurred.  The Change in Control Offer shall include a form of Change in Control Purchase Notice to be completed by the Holder and shall state:

 (i)      the events causing a Change in Control Triggering Event and the date such Change in Control Triggering Event is deemed to have occurred;

(ii)  that the Change in Control Offer is being made pursuant to this Section 404 and that all Notes properly tendered pursuant to the Change in Control Offer will be accepted for payment;

(iii)     the date by which the Change in Control Purchase Notice pursuant to this Section 404 must be given;

(iv)     the Change in Control Purchase Date;

(v)      the Change in Control Purchase Price;

(vi)     the names and addresses of the Paying Agent and the offices or agencies referred to in Section 902 of the Indenture;

(vii)    that Notes must be surrendered to the Paying Agent at the office of the Paying Agent or to an office or agency referred to in Section 902 of the Indenture to collect payment;

(viii)   that the Change in Control Purchase Price for any Note as to which a Change in Control Purchase Notice has been duly given and not withdrawn will be paid promptly upon the later of the first Business Day following the Change in Control Purchase Date and the time of surrender of such Note as described in clause (vii) above;

(ix)      the procedures the Holder must follow to accept the Change in Control Offer; and

(x)       the procedures for withdrawing a Change in Control Purchase Notice.

(b)  A Holder may accept a Change in Control Offer by delivering to the Paying Agent at the office of the Paying Agent or to an office or agency referred to in Section 902 of the Indenture a written notice (a “Change in Control Purchase Notice”) at any time prior to the close of business on the Change in Control Purchase Date, stating:

(i)       that such Holder elects to have a Note purchased pursuant to the Change in Control Offer;

(ii)      the principal amount of the Note that the Holder elects to have purchased by the Company, which amount must be Cdn$1,000 or an integral multiple thereof, and the certificate numbers of the Notes to be delivered by such Holder for purchase by the Company; and

(iii)     that such Note shall be purchased on the Change in Control Purchase Date pursuant to the terms and conditions specified in this Supplemental Indenture.

The delivery of such Note (together with all necessary endorsements) to the Paying Agent at the office of the Paying Agent or to an office or agency referred to in Section 902 of the Indenture prior to, on or after the Change in Control Purchase Date shall be a condition to the receipt by the Holder of the Change in Control Purchase Price therefor; provided that such Change in Control Purchase Price shall be so paid pursuant to this Section 404 only if the Note so delivered to the Paying Agent or to an office or agency referred to in Section 902 of the Indenture shall conform in all respects to the description thereof set forth in the related Change in Control Purchase Notice.

The Company shall purchase from the Holder thereof, pursuant to this Section 404, a portion of a Note if the principal amount of such portion is Cdn$1,000 or an integral multiple of Cdn$1,000.  Provisions of the Indenture that apply to the purchase of all of a Note also apply to the purchase of a portion of such Note.

Any purchase by the Company contemplated pursuant to the provisions of this Section 404 shall be consummated by the delivery by the Company of the consideration to be received by the Holder promptly upon the later of (a) the first Business Day following the Change in Control Purchase Date and (b) the time of delivery of the Note by the Holder to the Paying Agent or to an office or agency referred to in Section 902 of the Indenture in the manner required by this Section 404.

Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent, at the office of the Paying Agent or an office or agency referred to in Section 902 of the Indenture, the Change in Control Purchase Notice contemplated by this Section 404(b) shall have the right to withdraw such Change in Control Purchase Notice at any time prior to the close of business on the Change in Control Purchase Date by delivery of a written notice of withdrawal to the Paying Agent or to an office or agency referred to in Section 902 of the Indenture in accordance with Section 601 hereof.

The Paying Agent or the office or agency referred to in Section 902 of the Indenture shall promptly notify the Company of the receipt by the former of any Change in Control Purchase Notice or written notice of withdrawal thereof.

(c)  The Notes may also not be accelerated pursuant to Section 402 hereof following an Event of Default arising from a Change in Control Triggering Event and such Event of Default shall also be cured if a third party makes and consummates a Change in Control Offer in the manner and at the times and otherwise in compliance with this Section 404.

ARTICLE FIVE
ADDITIONAL COVENANTS

SECTION 501.  RESTRICTED SUBSIDIARIES.

(a)  The Board of Directors of the Company may designate any Restricted Subsidiary or any Person that is to become a Subsidiary as an Unrestricted Subsidiary, or the Company or any Restricted Subsidiary may transfer any assets or properties to an Unrestricted Subsidiary, if (i) prior to and immediately after such designation, no Default or Event of Default shall have occurred and be continuing and (ii) such Subsidiary or Person, together with all other Unrestricted Subsidiaries, shall not in the aggregate have Net Tangible Assets greater than 15% of the Company’s Consolidated Net Tangible Assets; provided, however, that for the purposes of this Section 501, (1) the Company’s Consolidated Net Tangible Assets shall also include the aggregate Net Tangible Assets of such Subsidiary or Person and all other Unrestricted Subsidiaries and (2) Excluded Assets shall be excluded from the calculation of Net Tangible Assets and Consolidated Net Tangible Assets.

(b)  The Board of Directors of the Company may not designate any Unrestricted Subsidiary as a Restricted Subsidiary unless immediately before and after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

(c)  Nothing in this Section 501 shall restrict or limit the Company or any Restricted Subsidiary from transferring any asset that is an Excluded Asset to any Unrestricted Subsidiary or any Person that is to become an Unrestricted Subsidiary.

SECTION 502.  LIMITATION ON SECURED DEBT.

The Company will not, and will not permit any of its Restricted Subsidiaries to, create, assume, incur or guarantee any Secured Debt unless and for so long as the Company secures, or causes such Restricted Subsidiary to secure, the Notes equally and ratably with (or prior to) such Secured Debt.  However, any of the Company or its Restricted Subsidiaries may incur Secured Debt without securing the Notes if, immediately after incurring the Secured Debt, the aggregate principal amount of all Secured Debt then outstanding plus the aggregate amount of the Attributable Debt then outstanding pursuant to Sale and Leaseback Transactions would not exceed 15% of the Company’s Consolidated Net Tangible Assets.  The aggregate amount of all Secured Debt in the preceding sentence excludes Secured Debt which is secured equally and ratably with the Notes and Secured Debt that is being repaid concurrently.  Any Lien which is granted to secure the Notes under this Section 502 shall be discharged at the same time as the discharge of the Lien securing the Secured Debt that gave rise to the obligation to secure the Notes under this Section 502.

SECTION 503.  LIMITATION ON SALE AND LEASEBACK TRANSACTIONS.

The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless either (a) immediately thereafter, the sum of (1) the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into by the Company or a Restricted Subsidiary on or after the Issue Date (or, in the case of a Restricted Subsidiary, the date on which it became a Restricted Subsidiary, if on or after the Issue Date) and (2) the aggregate amount of all Secured Debt, excluding Secured Debt which is secured equally and ratably with the Notes, would not exceed 15% of the Company’s Consolidated Net Tangible Assets or (b) an amount, equal to the greater of the net proceeds to the Company or a Restricted Subsidiary from such sale and the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction, is used within 180 days to retire Debt of the Company or a Restricted Subsidiary.  However, Debt which is subordinate to the Notes or which is owed to the Company or a Restricted Subsidiary may not be retired in satisfaction of clause (b) above.

SECTION 504.  LIMITATION ON RESTRICTED SUBSIDIARY DEBT.

The Company will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Debt (other than Debt to the extent that the Notes are secured equally and ratably with (or prior to) such Debt), unless (1) the obligations of the Company under the Notes are guaranteed (which guarantee may be on an unsecured basis) by such Restricted Subsidiary such that the claim of the Holders of the Notes under such guarantee ranks prior to or pari passu with such Debt or (2) after giving effect to the incurrence of such Debt and the application of the proceeds therefrom, the sum of (without duplication) (x) the then outstanding aggregate principal amount of Debt (other than Exempted Secured Debt) of all Restricted Subsidiaries, (y) the then outstanding aggregate principal amount of Secured Debt of the Company (not on a Consolidated basis) and (z) Attributable Debt relating to then outstanding Sale and Leaseback Transactions, would not exceed 15% of Consolidated Net Tangible Assets; provided, however, that this restriction will not apply to, and there will be excluded from any calculation hereunder, (A) Debt owing by a Restricted Subsidiary to the Company or to another Restricted Subsidiary and (B) Debt secured by Permitted Liens; provided, further, that this restriction will not prohibit the incurrence of Debt in connection with any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Debt of the Restricted Subsidiaries (provided that the principal amount of such Debt immediately prior to such extension, renewal or replacement is not increased).

SECTION 505.  WAIVER OF CERTAIN COVENANTS.

Pursuant to Section 910 of the Indenture, the Company may omit in any particular instance to comply with any covenant or condition in Sections 905 or 906 thereof and any covenant or condition in Sections 501, 502, 503 or 504 of this Supplemental Indenture if, before or after the time for such compliance, the Holders of all of the Notes at the time Outstanding shall, by Holder Direction, waive such compliance in such instance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such covenant or condition shall remain in full force and effect.

ARTICLE SIX
CHANGE IN CONTROL PROVISIONS

SECTION 601.  EFFECT OF CHANGE IN CONTROL PURCHASE NOTICE.

Upon receipt by the Company of the Change in Control Purchase Notice specified in Section 404(b) hereof, the Holder of the Note in respect of which such Change in Control Purchase Notice was given shall (unless such Change in Control Purchase Notice is withdrawn as specified in the following two paragraphs of this Section) thereafter be entitled to receive solely the Change in Control Purchase Price with respect to such Note.  Such Change in Control Purchase Price shall be paid to such Holder upon the later of (a) the first Business Day following the Change in Control Purchase Date (provided the conditions in Section 404(b) hereof have been satisfied) and (b) the time of delivery of the Note to the Paying Agent at the office of the Paying Agent or to the office or agency referred to in Section 902 of the Indenture by the Holder thereof in the manner required by Section 404(b) hereof.

A Change in Control Purchase Notice may be withdrawn before or after delivery by the Holder to the Paying Agent at the office of the Paying Agent of the Note to which such Change in Control Purchase Notice relates, by means of a written notice of withdrawal delivered by the Holder to the Paying Agent at the office of the Paying Agent or to the office or agency referred to in Section 902 of the Indenture to which the related Change in Control Purchase Notice was delivered at any time prior to the close of business on the Change in Control Purchase Date specifying, as applicable:

(a)  the certificate number of the Note in respect of which such notice of withdrawal is being submitted,

(b)  the principal amount of the Note (which shall be Cdn$1,000 or an integral multiple thereof) with respect to which such notice of withdrawal is being submitted, and

(c)       the principal amount, if any, of such Note (which shall be Cdn$1,000 or an integral multiple thereof) that remains subject to the original Change in Control Purchase Notice and that has been or will be delivered for purchase by the Company.

The Paying Agent will promptly return to the respective Holders thereof any Notes with respect to which a Change in Control Purchase Notice has been withdrawn in compliance with this Supplemental Indenture.

SECTION 602.  DEPOSIT OF CHANGE IN CONTROL PURCHASE PRICE.

No later than 11:00 a.m. (Toronto, Ontario time) on the Business Day following the Change in Control Purchase Date the Company shall deposit or cause to be deposited with the Paying Agent (or, if the Company is acting as the Paying Agent, shall segregate and hold in trust as provided in Section 903 of the Indenture) an amount of cash sufficient to pay the aggregate Change in Control Purchase Price of all the Notes or portions thereof that are to be purchased as of the Change in Control Purchase Date.

SECTION 603.  REPAYMENT TO THE COMPANY.

As provided in the Notes, the Trustee and the Paying Agent shall return to the Company any cash that remains unclaimed, together with interest and dividends, if any, thereon (subject to the provisions of Section 507 of the Indenture), held by them for the payment of the Change in Control Purchase Price; provided, however, that, to the extent that the aggregate amount of cash deposited by the Company pursuant to Section 602 hereof exceeds the aggregate Change in Control Purchase Price of the Notes or portions thereof to be purchased, then the Trustee shall hold such excess for the Company and promptly after the Business Day following the Change in Control Purchase Date the Trustee shall upon demand return any such excess to the Company together with interest and dividends, if any, thereon (subject to the provisions of Section 507 of the Indenture).

ARTICLE SEVEN
GUARANTEE

SECTION 701.  GUARANTEE.

(a)  The Guarantor hereby fully and unconditionally guarantees (the “Guarantee”) due payment and performance to the Trustee, for and on behalf of the Holders, forthwith after demand, of all the obligations of the Company under this Supplemental Indenture or under the Notes to pay the principal of (and premium, if any) and interest on the Notes when due and payable at Maturity, and all other amounts due or to become due under or in connection with this Supplemental Indenture, the Notes and the performance of all other obligations to the Trustee (including all amounts due to the Trustee under Section 507 of the Indenture) and the Holders of the Notes which obligations arise under this Supplemental Indenture and the Notes, according to the terms hereof and thereof, including any applicable grace periods (the “Guaranteed Obligations”).  The Guarantee shall be an unsecured, unsubordinated obligation of the Guarantor ranking pari passu with other present and future unsecured, unsubordinated obligations of the Guarantor.

(b)  The Guarantor agrees that, without obtaining the consent of or giving notice to the Guarantor, the Trustee may vary this Supplemental Indenture or the Indenture, as provided herein and therein, grant extensions of time or other indulgences, take and give up securities, grant releases and discharges and otherwise deal with the Company and other parties as the Trustee may see fit and may apply all monies received from the Company or others or from securities upon such part of the Company’s liability as the Trustee may think best without prejudice to or in any way limiting or lessening the liability of the Guarantor under this Supplemental Indenture.

(c)  The Guarantee shall be a continuing guarantee of all the Guaranteed Obligations and shall apply to any ultimate balance due or remaining unpaid to the Holders of the Notes.  The Guarantee shall not be considered as wholly or partially satisfied by the payment or liquidation at any time of any sum of money which may at any time be or become owing or due or remain unpaid to the Holders of the Notes.

(d)  The Guarantee shall not be discharged or otherwise affected by any change in the name, objects, businesses, assets, capital structure or constitution of the Company or the Guarantor, or by any merger or amalgamation of the Company or the Guarantor with any Person or Persons, except as otherwise provided in this Supplemental Indenture or the applicable provisions of the Indenture.  In the case of the Company being amalgamated with another corporation, the Guarantee shall apply to the liabilities of the resulting corporation, and the term “Company” shall include each such resulting corporation.

(e)  All monies, advances, renewals and credits in fact borrowed or obtained by the Company under this Supplemental Indenture shall be deemed to form part of the liabilities hereby guaranteed notwithstanding any limitation of status or of power of the Company or of the directors or agents thereof or that the Company may not be a legal entity or any irregularity, defect or informality in the borrowing or obtaining of such monies, advances, renewals or credits.

(f)       The obligations of the Guarantor hereunder are and shall be absolute and unconditional and any moneys or amounts expressed to be owing or payable by the Guarantor hereunder which may not be recoverable from the Guarantor on the basis of a guarantee or as surety shall be recoverable from the Guarantor as a primary obligor and principal debtor in respect thereof.

(g)  The Trustee shall not be bound to exhaust its recourse against the Company or other parties before being entitled to demand payment from or performance by the Guarantor and enforce its rights under this Supplemental Indenture.

(h)  Any account settled or stated by or between the Trustee and the Company in relation to this Supplemental Indenture shall be accepted by the Guarantor as conclusive evidence that the balance or amount thereby appearing due by the Company to the Trustee is so due.

(i)       The Guarantor shall make payment to the Trustee of the amount of the liability of the Guarantor forthwith after demand therefor is made in writing during the continuance of any Event of Default and such demand shall be conclusively deemed to have been effectually made when delivered in accordance with the notice provisions set forth herein and the liability of the Guarantor shall bear interest from the date of such demand at the rate borne by the Notes, such interest to be calculated monthly based on the number of days elapsed and to be deemed payable on the first Business Day of a month in respect of the immediately preceding month or upon demand, whichever is earlier.

(j)        All amounts payable by the Guarantor under this Supplemental Indenture shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever unless and to the extent that the Guarantor shall be prohibited by law from doing so, in which case the Guarantor shall, only to the extent such a similar requirement is imposed on the Company pursuant to this Supplemental Indenture, pay to the Trustee such additional amount as shall be necessary to ensure that the Trustee receives the full amount it would have received if no such deduction or withholding had been made.

(k)       The Guarantor acknowledges that, in any suit, action or proceeding arising out of or relating to the Notes, the Guarantee or this Supplemental Indenture, it irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario.  In addition, to the extent that the Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

SECTION 702.  RELEASE OF GUARANTOR.

(a)       In addition to the release provisions set forth in the Indenture, subject to Section 702(d), the Guarantor shall be released and relieved from all of its obligations under this Article Seven, and the Guarantee shall be terminated and be of no further force or effect, upon the request of the Company (without the consent of the Trustee) if, immediately after giving effect to such release and termination (and, if applicable, any transaction in connection therewith, including any other concurrent release, termination, repayment or discharge of any other guarantee or other Debt of the Guarantor), the Company would be in compliance with Section 504 hereof, including in the event of a sale or other disposition as a result of which the Guarantor would cease to be a Subsidiary.

(b)  In order to effect the release and termination provided for in Section 702(a), the Company shall furnish to the Trustee an Officers’ Certificate stating that, immediately after giving effect to such release and termination (as well as any concurrent release, termination, repayment or discharge of any other guarantee or other Debt of the Guarantor), the Company will be in compliance with Section 504 hereof.  In the event that the release and termination is in connection with a sale or other disposition as a result of which the Guarantor would cease to be a Subsidiary, pro forma effect shall be given to such disposition (including the application of any proceeds therefrom) in determining the Company’s compliance with Section 504 and, accordingly, the amount of Debt subject to the Guarantee and any other Debt of the Guarantor shall be excluded from any calculation thereunder.  Notwithstanding any provision to the contrary in the Indenture or this Supplemental Indenture, no opinion, report or certificate, other than the Officers’ Certificate provided for in this Section 702(b), need be furnished to the Trustee for such release and termination.  After its receipt of the aforementioned Officers’ Certificate, the Trustee shall execute any documents reasonably requested by either the Company or the Guarantor in order to evidence the release of the Guarantor from its obligations under the Guarantee under this Article Seven.

(c)       No supplemental indenture, amendment or waiver shall, without the consent of the Holder of each Outstanding Note, release the Guarantor from any of its obligations under Section 701, other than in accordance with the provisions of this Section 702 or the other release provisions set forth in the Indenture, or amend or modify the release provisions of this Section 702.

(d)  Notwithstanding the release provisions of Section 702(a), the Guarantor shall not be released from its obligations under this Article Seven and the Guarantee will not be terminated if, immediately after such release and termination (and, if applicable, after giving effect to any transaction to occur concurrently therewith), the Guarantor remains a co-obligor with or a guarantor for, as applicable, the obligations of the Company under any Existing Note.

SECTION 703.  AMALGAMATION, CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE.

(a)  Unless the Guarantor has been released, or in connection with such transaction will be released, from its obligations under the Guarantee in accordance with the provisions of Section 702 hereof or any other release provision set forth in the Indenture, the Guarantor shall not amalgamate or consolidate with or merge with or into any other Person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless:

(i)       immediately after giving effect to such transaction (and treating any Debt which becomes an obligation of the Guarantor or a Subsidiary of the Guarantor in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(ii)      either (x) the Guarantor shall be the continuing Person or (y) the Person (if other than the Guarantor) formed by such amalgamation or consolidation or into which the Guarantor is merged or the Person which acquires by conveyance, transfer, lease or other disposition the properties and assets of the Guarantor substantially as an entirety (the “Successor Guarantor”) shall, unless the Successor Guarantor is the Company, (A) be a corporation, company, partnership or trust organized and validly existing under the federal laws of Canada or any Province thereof or the laws of the United States of America or any State thereof or the District of Columbia and (B) expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Guarantor under the Guarantee (provided, however, that the Successor Guarantor shall not be required to execute and deliver such a supplemental indenture in the event of an amalgamation of the Guarantor with one or more other Persons, in which the amalgamation is governed by the laws of Canada or any province thereof, the Successor Guarantor and the Guarantor are, immediately prior to such amalgamation, organized and existing under the laws of Canada or any province thereof and upon the effectiveness of such amalgamation, the Successor Guarantor shall have become or shall continue to be (as the case may be), by operation of law, liable for the observance of all obligations of the Guarantor under the Guarantee); and

(iii)     the Guarantor, the Company or the Successor Guarantor, as applicable, shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer, lease or other disposition and, if a supplemental indenture is required in connection with such transaction (or series of transactions), such supplemental indenture, comply with this Section 703(a) and that all conditions precedent herein provided for relating to such transaction have been satisfied.

(b)  Upon any amalgamation, consolidation or merger, or any conveyance, transfer, lease or other disposition of the properties and assets of the Guarantor substantially as an entirety in accordance with Section 703(a), the Successor Guarantor shall succeed to, and be substituted for, and may exercise every right and power of, the Guarantor under this Supplemental Indenture and the Indenture with the same effect as if such Successor Guarantor had been named as the Guarantor herein; and thereafter, except in the case of a lease, the Guarantor shall be released and relieved from all of its obligations under this Article Seven, and the Guarantee shall be terminated and be of no further force or effect.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed all as of the day and year first above written.

ROGERS COMMUNICATIONS INC.,

By:	/s/ M. Lorraine Daly
Name: M. Lorraine Daly
Title: Vice President, Treasurer

By:	/s/ William W. Linton
Name: William W. Linton
Title: Executive Vice President, Finance and Chief Financial Officer

ROGERS COMMUNICATIONS PARTNERSHIP,

By:	/s/ M. Lorraine Daly
Name: M. Lorraine Daly
Title: Vice President, Treasurer

By:	/s/ William W. Linton
Name: William W. Linton
Title: Executive Vice President, Finance and Chief Financial Officer

CIBC MELLON TRUST COMPANY, as Trustee

By:	/s/ Manuel Arias
Name: Manuel Arias
Title: Authorized Signatory